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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

REDBACK NETWORKS INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
757209507
(CUSIP Number)
Carla S. Newell
c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
(650) 614-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 9, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	757209507

1	NAMES OF REPORTING PERSONS: TCV IV, L.P. See item 2 for identification of the General Partner

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		10,746,156 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,746,156 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,746,156 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(A) Please see Item 5. Includes Preferred Stock immediately convertible into 6,283,200 shares of common stock and warrants which can be immediately exercised for a total of 1,570,800 shares of common stock.

CUSIP No.	757209507

1	NAMES OF REPORTING PERSONS: TCV IV STRATEGIC PARTNERS, L.P. See item 2 for identification of the General Partner

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		400,707 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		400,707 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

400,707 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(A) Please see Item 5. Includes Preferred Stock immediately convertible into 234,290 shares of common stock and warrants which can be immediately exercised for a total of 58,573 shares of common stock.

CUSIP No.	757209507

1	NAMES OF REPORTING PERSONS: Technology Crossover Management IV, L.L.C See item 2 for identification of the Managing Members

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		11,146,863 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,146,863 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,146,863 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(A) Please see Item 5. Includes Preferred Stock immediately convertible into 6,517,490 shares of common stock and warrants which can be immediately exercised for a total of 1,629,373 shares of common stock.

CUSIP No.	757209507

1	NAMES OF REPORTING PERSONS: JAY C. HOAG

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK(A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,146,863 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK(A)

WITH	10	SHARED DISPOSITIVE POWER:

11,146,863 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,146,863 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(A) Please see Item 5. Includes Preferred Stock immediately convertible into 6,517,490 shares of common stock and warrants which can be immediately exercised for a total of 1,629,373 shares of common stock.

CUSIP No.	757209507

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,146,863 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

11,146,863 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,146,863 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(A) Please see Item 5. Includes Preferred Stock immediately convertible into 6,517,490 shares of common stock and warrants which can be immediately exercised for a total of 1,629,373 shares of common stock.

CUSIP No.	757209507

1	NAMES OF REPORTING PERSONS: JOHN L. DREW

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		1,023 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,147,886 SHARES OF COMMON STOCK (B)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,023 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

11,147,886 SHARES OF COMMON STOCK (B)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,147,886 SHARES OF COMMON STOCK (B)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(A) Please see Item 5. Consists of options issued under the Redback Networks Inc. 1999 Director’s Option Plan and held directly by Reporting Person which can be exercised for a total of 1,023 shares of common stock. (B) Please see Item 5. Includes options issued under the Redback Networks Inc. 1999 Director’s Option Plan and held directly by Reporting Person which can be exercised for a total of 1,023 shares of common stock. Also includes Preferred Stock immediately convertible into 6,517,490 shares of common stock and warrants which can be immediately exercised for a total of 1,629,373 shares of common stock.

ITEM 1. SECURITY AND ISSUER.
This statement relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Redback Networks Inc., a Delaware corporation (“Redback” or the “Company”). The Company’s principal executive offices are located at 300 Holger Way, San Jose, California 95134.
ITEM 2. IDENTITY AND BACKGROUND.
(a)-(c), (f). This statement is being filed by (1) TCV IV, L.P., a Delaware limited partnership (“TCV IV”), (2) TCV IV Strategic Partners, L.P., a Delaware limited partnership (“Strategic Partners IV”), (3) Technology Crossover Management IV, L.L.C., a Delaware limited liability company (“Management IV”), (4) Jay C. Hoag (“Mr. Hoag”); (5) Richard H. Kimball (“Mr. Kimball”); and (6) John L. Drew (“Mr. Drew”). TCV IV, Strategic Partners IV, Management IV, Mr. Hoag, Mr. Kimball and Mr. Drew are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.
TCV IV, Strategic Partners IV and Management IV are each principally engaged in the business of investing in securities of privately and publicly held companies. Management IV is the sole general partner of TCV IV and Strategic Partners IV. The address of the principal business and office of each of TCV IV, Strategic Partners IV and Management IV is 528 Ramona Street, Palo Alto, California 94301.
Mr. Hoag and Mr. Kimball are the managing members of Management IV. Mr. Drew is a non-managing member of Management IV. Mr. Hoag, Mr. Kimball and Mr. Drew are each United States citizens, and the present principal occupation of each is as a venture capital investor. The business address of each of Mr. Hoag, Mr. Kimball and Mr. Drew is 528 Ramona Street, Palo Alto, California 94301.
(d), (e). During the last five years, none of TCV IV, Strategic Partners IV, Management IV, Mr. Hoag, Mr. Kimball or Mr. Drew has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
On May 9, 2006, TCV IV and Strategic Partners IV (collectively, the “TCV IV Funds”) entered into an agreement (the “Purchase Agreement”) to purchase the shares of Common Stock set forth in the table below (the “Additional Shares”) from certain existing stockholders of the Company in a transaction registered under the Securities Act of 1933, as amended. The closing of the purchase of the Additional Shares under the terms of the Purchase Agreement will occur upon satisfaction of the conditions to closing set forth therein, which is currently expected to occur prior to the end of May 2006. The Purchase Agreement and an amendment (the “SPA Amendment”) to the Purchase Agreement are being filed as Exhibits 3 and 4 to this Amendment No. 4 to Schedule 13D.

	Number Shares Being
Name of Investor	Acquired	Purchase Price Per Share
TCV IV	1,858,210	$21.75
Strategic Partners IV	69,290	$21.75
The source of funds for the acquisition of the Additional Shares by the TCV IV Funds will be from capital contributions from their respective partners.
ITEM 4. PURPOSE OF TRANSACTION.
The Reporting Persons is acquiring the Additional Shares for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock in the open market, in connection with issuances by the company or sales by other stockholders in transactions registered under the Securities Act of 1933, as amended, in privately negotiated transactions or otherwise and/or retain and/or sell or otherwise dispose of all or a portion of their shares in the open market, through transactions registered under the Securities Act, through privately negotiated transactions or through distributions to their respective partners or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.
Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a), (b). As of the close of business on May 9, 2006, TCV IV, Strategic Partners IV, Management IV, Mr. Hoag, Mr. Kimball and Mr. Drew beneficially owned directly and/or indirectly the following shares of Common Stock:

Name of Reporting	Number of Total Shares		Percentage of Outstanding Shares
Person	of Common Stock		of Common Stock(*)
TCV IV	10,746,156	(1)(5)	16.4%
Strategic Partners IV	400,707	(2)(6)	Less than 1%
Management IV	11,146,863	(**)(3)(7)	17.0%
Mr. Hoag	11,146,863	(**)(3)(7)	17.0%
Mr. Kimball	11,146,863	(**)(3)(7)	17.0%
Mr. Drew	11,147,886	(**)(4)(7)	17.0%

(*)	All percentages in this table are based on 57,591,131 shares of Common Stock of the Company outstanding as of April 30, 2006 as reported on the prospectus supplement as filed pursuant to Rule 424(b)(5) on May 9, 2006.

(**)	Certain Reporting Persons disclaim beneficial ownership as set forth below.

(1)	Includes Series B Preferred Stock immediately convertible into 6,283,200 shares of Common Stock and warrants which can be immediately exercised for a total of 1,570,800 shares of Common Stock.

(2)	Includes Series B Preferred Stock immediately convertible into 234,290 shares of Common Stock and warrants which can be immediately exercised for a total of 58,573 shares of Common Stock.

(3)	Includes Series B Preferred Stock immediately convertible into 6,517,490 shares of Common Stock and warrants which can be immediately exercised for a total of 1,629,373 shares of Common Stock.

(4)	Includes options issued under the Company’s 1999 Director’s Option Plan and held directly by Reporting Person which can be exercised within 60 days of the date hereof for a total of 1,023 shares of Common Stock. This also includes Series B Preferred Stock immediately convertible into 6,517,490 shares of Common Stock and warrants which can be immediately exercised for a total of 1,629,373 shares of Common Stock.

(5)	Includes 1,858,210 shares of Common Stock to be acquired under the Purchase Agreement.

(6)	Includes 69,290 shares of Common Stock to be acquired under the Purchase Agreement.

(7)	Includes 1,927,500 shares of Common Stock to be acquired under the Purchase Agreement.
TCV IV has the sole power to dispose or direct the disposition of the shares and warrants held by TCV IV, the shares received upon exercise of the warrants held by TCV IV and the shares received upon conversion of the Series B Preferred Stock held by TCV IV. TCV IV has the sole power to direct the voting of the shares held by TCV IV, the shares received upon exercise of the warrants held by TCV IV and the shares received upon conversion of the Series B Preferred Stock held by TCV IV.
Strategic Partners IV has the sole power to dispose or direct the disposition of the shares and warrants held by Strategic Partners IV, the shares received upon exercise of the warrants held by Strategic Partners IV and the shares received upon conversion of the Series B Preferred Stock held by Strategic Partners IV. Strategic Partners IV has the sole power to direct the voting of the shares held by Strategic Partners IV, the shares received upon exercise of the warrants held by Strategic Partners IV and the shares received upon conversion of the Series B Preferred Stock held by Strategic Partners IV.

Management IV as the sole general partner of the TCV IV Funds and has the sole power to dispose or direct the disposition of the shares and warrants held by the TCV IV Funds, the shares received upon exercise of the warrants held by the TCV IV Funds, and the shares received upon conversion of the Series B Preferred Stock. Management IV has the sole power to direct the vote of the shares held by the TCV IV Funds, the shares received upon exercise of the warrants held by the TCV IV Funds, and the shares received upon conversion of the Series B Preferred Stock. Management IV disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
Messrs. Hoag and Kimball are the managing members of Management IV and Mr. Drew is a non-managing member of Management IV. Under the operating agreement of Management IV, each of Messrs. Hoag, Kimball and Drew has the shared power to dispose or direct the disposition of the shares and warrants held by TCV IV Funds, the shares received upon exercise of the warrants held by the TCV IV Funds and the shares received upon conversion of the Series B Preferred Stock held by the TCV IV Funds. Each of Messrs. Hoag, Kimball and Drew also has the shared power to vote or direct the vote of the shares held by TCV IV Funds, the shares received upon exercise of the warrants held by the TCV IV Funds and the shares received upon conversion of the Series B Preferred Stock held by the TCV IV Funds. Mr. Drew has the sole power to dispose and direct the disposition of the shares received upon exercise of his options and the sole power to direct the vote of the shares received upon exercise of his options. Messrs. Hoag, Kimball and Drew disclaim beneficial ownership of the securities owned by the TCV IV Funds except to the extent of their pecuniary interest therein.
The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.
Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.
(c). Please see item 3 for a description of shares to be acquired. Except as set forth herein, none of the Reporting Persons has effected any transactions in the Common Stock of the Company in the last 60 days.
(d). Not applicable.
(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
On May 9, 2006, the TCV IV Funds entered into the Purchase Agreement with Alta Partners Ltd. and Alta Partners Discount Convertible Arbitrage Ltd. (the “Original Alta Parties”) providing for the purchase of the Additional Shares by the TCV IV Funds. As of May 10, 2006, the TCV IV Funds entered into the SPA Amendment with the Original Alta Parties and Alta Partners Holdings, LDC and Alta Partners Discount Convertible Arbitrage Holdings, Ltd. The Purchase Agreement and the SPA Amendment are filed as Exhibits 3 and 4, respectively, to this Amendment No. 4 to Schedule 13D.
Except as set forth herein and as set forth in the Reporting Persons’ statement on Schedule 13D with respect to the Company’s securities, filed on January 8, 2004 and Amendment No. 1 to the Initial 13D filed May 23, 2005, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships (legal or otherwise) concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 2 Securities Purchase Agreement, dated January 2, 2004, among Redback Networks, Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P. (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 3 Certificate of Designation of Series B Convertible Preferred Stock of Redback Networks, Inc. (incorporated by reference from Exhibit 3 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 4 Investor Rights Agreement, dated January 5, 2004, among Redback Networks, Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P. (incorporated by reference from Exhibit 4 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 5 Form of Warrant to Purchase Common Stock of Redback Networks, Inc., to be issued to TCV IV, L.P. and TCV IV Strategic Partners, L.P. on the Closing Date. (incorporated by reference from Exhibit 5 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 6 Third Amendment to the Rights Agreement, dated January 5, 2004, between Redback Networks, Inc. and US Stock Transfer Corporation. (incorporated by reference from Exhibit 6 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 7 Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001(incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002).
Exhibit 8 Amendment of Investor Rights Agreement, dated April 5, 2004, among Redback Networks, Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P. (incorporated by reference from Exhibit 8 to schedule 13D/A relating to the common stock of Redback Networks, Inc. filed on April 17, 2004)
Exhibit 9 Stock Purchase Agreement by and between TCV IV, L.P. and TCV IV Strategic Partners, L.P. and Alta Partners Ltd. and Alta Partners Discount Convertible Arbitrage Ltd. dated May 9, 2006.
Exhibit 10 Amendment to Stock Purchase Agreement among TCV IV, L.P., TCV Strategic Partners, L.P., Alta Partners Ltd., Alta Partners Discount Convertible Arbitrage Ltd., Alta Partners Holdings, LDC and Alta Partners Discount Convertible Arbitrage Holdings, Ltd. dated May 10, 2006.

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 17, 2006
TCV IV, L.P.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TCV IV STRATEGIC PARTNERS, L.P.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
JAY C. HOAG
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
RICHARD H. KIMBALL
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory
JOHN L. DREW
By: /s/ Carla S. Newell
Name: Carla S. Newell
Its: Authorized Signatory

EXHIBIT INDEX
Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 2 Securities Purchase Agreement, dated January 2, 2004, among Redback Networks, Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P. (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 3 Certificate of Designation of Series B Convertible Preferred Stock of Redback Networks, Inc. (incorporated by reference from Exhibit 3 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 4 Investor Rights Agreement, dated January 5, 2004, among Redback Networks, Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P. (incorporated by reference from Exhibit 4 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 5 Form of Warrant to Purchase Common Stock of Redback Networks, Inc., to be issued to TCV IV, L.P. and TCV IV Strategic Partners, L.P. on the Closing Date. (incorporated by reference from Exhibit 5 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 6 Third Amendment to the Rights Agreement, dated January 5, 2004, between Redback Networks, Inc. and US Stock Transfer Corporation. (incorporated by reference from Exhibit 6 to the Schedule 13D relating to the common stock of Redback Networks Inc. filed on January 8, 2004)
Exhibit 7 Statement Appointing Designated Filer and Authorized Signatories dated November 5, 2001(incorporated by reference from Exhibit A to the Schedule 13D/A relating to the common stock of Digital Generation Systems, Inc. filed on March 21, 2002).
Exhibit 8 Amendment of Investor Rights Agreement, dated April 5, 2004, among Redback Networks, Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P. (incorporated by reference from Exhibit 8 to schedule 13D/A relating to the common stock of Redback Networks, Inc. filed on April 17, 2004)
Exhibit 9 Stock Purchase Agreement by and between TCV IV, L.P. and TCV IV Strategic Partners, L.P. and Alta Partners Ltd. and Alta Partners Discount Convertible Arbitrage Ltd. dated May 9, 2006.
Exhibit 10 Amendment to Stock Purchase Agreement among TCV IV, L.P., TCV Strategic Partners, L.P., Alta Partners Ltd., Alta Partners Discount Convertible Arbitrage Ltd., Alta Partners Holdings, LDC and Alta Partners Discount Convertible Arbitrage Holdings, Ltd. dated May 10, 2006.

Exhibit 9
CONFIDENTIAL
STOCK PURCHASE AGREEMENT
BY AND BETWEEN
TCV IV, L.P. AND TCV IV STRATEGIC PARTNERS, L.P.
AND
ALTA PARTNERS LTD. AND ALTA PARTNERS DISCOUNT CONVERTIBLE ARBITRAGE LTD.

Dated as of May 9, 2006

PURCHASE AGREEMENT
     PURCHASE AGREEMENT, dated as of May 9, 2006 (the “Agreement”), by and between TCV IV, L.P. and TCV IV Strategic Partners, L.P., each a Delaware limited partnership, (the “Purchasers”) and Alta Partners Ltd. and Alta Partners Discount Convertible Arbitrage Ltd., each a company organized under the laws of Bermuda, (the “Selling Stockholders”).
W I T N E S S E T H:
     WHEREAS, the Selling Stockholders desire to sell to the Purchasers, and the Purchasers desire to purchase from the Selling Stockholders, 1,927,500 shares of Common Stock, $0.0001 par value per share (the “Shares”) of Redback Networks Inc., a Delaware corporation (“Redback”) for the purchase price and upon the terms and conditions hereinafter set forth; and
WHEREAS, certain terms used in this Agreement are defined in Section 8.1;
     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:
ARTICLE I
SALE AND PURCHASE OF SHARES
     1.1 Sale and Purchase of Shares. Upon the terms and subject to the conditions contained herein, on the Closing Date each Selling Stockholder shall sell, assign, transfer, convey and deliver to the Purchasers, and the Purchasers shall purchase from each Selling Stockholder, the number of Shares set forth opposite such Selling Stockholder’s name on Schedule 1.1 hereto. The number of Shares to be purchased by the respective Purchasers pursuant to this Agreement shall be the number of Shares set forth opposite each Purchaser’s name on Schedule 1.1. hereto. The Selling Stockholders shall deliver the Shares through the facilities of The Depository Trust Company (“DTC”), unless the Purchasers shall otherwise instruct.
ARTICLE II
PURCHASE PRICE AND PAYMENT
     2.1 Amount of Purchase Price. The purchase price to be paid by Purchasers for the Shares shall be $21.75 per Share such that the aggregate purchase price to be paid by the Purchasers for the Shares shall be $41,923,125 (the “Purchase Price”).
     2.2 Payment of Purchase Price. On the Closing Date, each Purchaser shall pay to the Selling Stockholders, the portion of the Purchase Price set forth opposite its name in Schedule 1.1 hereto, which shall be paid by wire transfer of immediately available funds into accounts designated in writing by the Selling Stockholders.

ARTICLE III
CLOSING AND TERMINATION
     3.1 Closing Date. Subject to the satisfaction of the conditions set forth in Sections 6.1 and 6.2 hereof (or the waiver thereof by the party entitled to waive such conditions), the closing of the sale and purchase of the Shares provided for in Section 1.1 hereof (the “Closing”) shall take place at 10:00 a.m. at the offices of Weil, Gotshal & Manges LLP, 100 Federal Street, 34th Floor, Boston, Massachusetts, 02110 on a date to be specified by the parties (the “Closing Date”), which date shall be no later than the second Business Day after the satisfaction or waiver of the conditions set forth in Sections 6.1 and 6.2 hereof (other than the conditions that by their nature are to be satisfied at the Closing), unless another time, date or place is agreed to in writing by the parties hereto.
     3.2 Termination of Agreement. This Agreement may be terminated prior to the Closing as follows:
          (a) by mutual written consent of the Selling Stockholders and the Purchasers;
          (b) by the Selling Stockholders or the Purchasers if there shall be in effect a final nonappealable Order of a governmental body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; it being agreed that the parties hereto shall promptly appeal any adverse determination which is not nonappealable (and pursue such appeal with reasonable diligence);
          (c) by the Selling Stockholders or the Purchasers if the Closing shall not have occurred by the close of business on May 20, 2006; provided, however, if the Closing has not occurred by such time and date as a result of the breach of this Agreement, the breaching party may not terminate the Agreement pursuant to this Section 3.2(c);
          (d) by the Purchasers if any Selling Stockholder shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of any Selling Stockholder shall have become untrue, in either case such that the conditions set forth in Section 6.1(a) hereof would not be satisfied and such breach is incapable of being cured or, if capable of being cured, shall not have been cured within ten (10) days following receipt by the Selling Stockholders of notice of such breach from the Purchasers; or
          (e) by the Selling Stockholders if any Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of any Purchaser shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) hereof would not be satisfied and such breach is incapable of being cured or, if capable of being cured, shall not have been cured within ten (10) days following receipt by the Purchasers of notice of such breach from the Selling Stockholders.
     3.3 Procedure Upon Termination In the event of termination and abandonment by the Purchasers and/or the Selling Stockholders pursuant to Section 3.2 hereof, written notice thereof shall forthwith be given to the other party or parties, and this Agreement shall terminate, and the purchase of the Shares hereunder shall be abandoned, without further action by the Purchasers or the Selling Stockholders. If this Agreement is terminated as provided herein each party shall return all documents, work papers and other material of any other party relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same.
     3.4 Effect of Termination. In the event that this Agreement is validly terminated as provided herein, then each of the parties shall be relieved of their duties and obligations arising under this Agreement, other than pursuant to Section 8.3, after the date of such termination and such termination shall be without liability to any Purchaser or any Selling Stockholder; provided, however, that the obligations of the parties set forth in Section 8.3 hereof shall survive any such termination and shall be enforceable hereunder; provided, further, however, that nothing in this Section 3.4 shall relieve any Purchaser or any Selling Stockholder of any liability for a breach of this Agreement.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE SELLING STOCKHOLDERS
     The Selling Stockholders jointly and severally hereby represent to the Purchasers that:
     4.1 Organization and Good Standing. Each of the Selling Stockholders is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization as set forth above and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted.
     4.2 Authorization of Agreement. Each of the Selling Stockholders has all requisite power, authority and legal capacity to execute and deliver this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by such Selling Stockholder in connection with the consummation of the transactions contemplated by this Agreement (together with this Agreement, the “Selling Stockholder Documents”), and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each of the Selling Stockholder Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all required corporate or other action on the part of each of the Selling Stockholders. This Agreement has been, and each of the Selling Stockholder Documents will be at or prior to the Closing, duly and validly executed and delivered by each of the Selling Stockholders and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each of the Selling Stockholder Documents when so executed and delivered will constitute, legal, valid and binding obligations of each of the Selling Stockholders, enforceable against each of the Selling Stockholders in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

     4.3 Conflicts; Consents of Third Parties.
          (a) None of the execution and delivery by the Selling Stockholders of this Agreement and the Selling Stockholder Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by the Selling Stockholders with any of the provisions hereof or thereof will conflict with or violate (i) the certificate of incorporation and bylaws or comparable organizational documents of the Selling Stockholders; (ii) any agreement, contract or Permit to which either a Selling Stockholders is a party or by which any of a Selling Stockholder’s properties or assets are bound; (iii) any Order of any court, governmental body or arbitrator applicable to the Selling Stockholders or any of their properties or assets as of the date hereof; or (iv) any applicable Law.
          (b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or governmental body is required on the part of either Selling Stockholder in connection with the execution and delivery of this Agreement or the Selling Stockholder Documents, or the compliance by the Selling Stockholders with any of the provisions hereof or thereof, the consummation of the transactions contemplated hereby.
     4.4 Ownership and Transfer of Shares. Each of the Selling Stockholders is the record and beneficial owner of the Shares indicated on Schedule 1.1 hereto, free and clear of any and all Liens. Each Selling Stockholder has, and immediately prior to the Closing Date, such Selling Stockholder will have, good and valid title to, or a valid “security entitlement” within the meaning of Section 8-501 of the New York Uniform Commercial Code (the “UCC”) in respect of, the Shares to be sold by the Selling Stockholder hereunder on the Closing Date, free and clear of any and all Liens. Upon payment for the Shares to be sold by such Selling Stockholder, delivery of such Shares, as directed by the Purchasers, to Cede & Co. (“Cede”) or such other nominee as may be designated by DTC, registration of such Shares in the name of Cede or such other nominee and the crediting of such Shares on the books of DTC to securities accounts of participants in DTC designated by the Purchasers (“DTC Participants”) (assuming that neither DTC nor any such DTC Participant has notice of any adverse claim (within the meaning of Section 8 105 of the UCC) to such Shares), (i) DTC shall be a “protected purchaser” of such Shares within the meaning of Section 8 303 of the UCC, (ii) under Section 8 501 of the UCC, the Purchasers will acquire a valid security entitlement in respect of such Shares and (iii) no action based on any “adverse claim,” within the meaning of Section 8 102 of the UCC, to such Shares may be asserted against the Purchasers with respect to such security entitlement. For purposes of this representation, such Selling Stockholder may assume that when such payment, delivery and crediting occur, (A) such Shares will have been registered in the name of Cede or another nominee designated by DTC, in each case on Redback’s share registry in accordance with its certificate of incorporation, bylaws and applicable law, (B) DTC will be registered as a “clearing corporation” within the meaning of Section 8 102 of the UCC and (C) appropriate entries to the accounts of the DTC Participants on the records of DTC will have been made pursuant to the UCC.
     4.5 Litigation. There are no Legal Proceedings pending or, to the knowledge of either of the Selling Stockholders, threatened that are reasonably likely to prohibit or restrain the ability of the Selling Stockholders to enter into this Agreement or consummate the transactions contemplated hereby.
     4.6 Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for either of the Selling Stockholders in connection with the transactions contemplated by this Agreement and no person is entitled to any fee or commission or like payment in respect thereof.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASERS
     The Purchasers hereby severally and not jointly represent and warrant to the Selling Stockholders that:
     5.1 Organization and Good Standing. Each of the Purchasers is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware.
     5.2 Authorization of Agreement. Each of the Purchasers has full limited partnership power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by such Purchaser in connection with the consummation of the transactions contemplated hereby and thereby (the “Purchaser Documents”), and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each of the Purchasers of this Agreement and each of the Purchaser Documents have been duly authorized by all necessary action on behalf of each of the Purchasers. This Agreement has been, and each of the Purchaser Documents will be at or prior to the Closing, duly executed and delivered by each of the Purchasers and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each of the Purchaser Documents when so executed and delivered will constitute, legal, valid and binding obligations of each of the Purchasers, enforceable against each of the Purchasers in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).
     5.3 Conflicts; Consents of Third Parties.
          (a) Neither the execution and delivery by the Purchasers of this Agreement and of the Purchaser Documents, nor the compliance by the Purchasers with any of the provisions hereof or thereof will (i) conflict with, or result in the breach of, any provision of the limited partnership agreements of the respective Purchasers, (ii) conflict with, violate, result in the breach of, or constitute a default under any note, bond, mortgage, indenture, license, agreement or other obligation to which each of the Purchasers are a party or by which the Purchasers or its properties or assets are bound or (iii) violate any statute, rule, regulation, order or decree of any governmental body or authority by which any of the Purchasers are bound.

          (b) Except for compliance with the applicable requirements of the HSR Act, no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or governmental body is required on the part of the Purchasers in connection with the execution and delivery of this Agreement or the Purchaser Documents or the compliance by Purchasers with any of the provisions hereof or thereof for the consummation of the transactions contemplated hereby.
     5.4 Litigation. There are no Legal Proceedings pending or, to the knowledge of the Purchasers, threatened that are reasonably likely to prohibit or restrain the ability of the Purchasers to enter into this Agreement or perform its obligators hereunder.
     5.5 Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Purchasers in connection with the transactions contemplated by this Agreement and no person is entitled to any fee or commission or like payment in respect thereof.
ARTICLE VI
CONDITIONS TO CLOSING
     6.1 Conditions Precedent to Obligations of Purchasers. The obligation of the Purchasers to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by the Purchasers in whole or in part to the extent permitted by applicable law):
          (a) all representations and warranties of the Selling Stockholders contained herein shall be true and correct at and as of the Closing Date with the same effect as though those representations and warranties had been made again at and as of that time;
          (b) stock certificates representing 100% of the Shares, duly endorsed in blank or accompanied by stock transfer powers and with all requisite stock transfer tax stamps attached, shall have been, or shall at the Closing be, validly delivered and transferred to the Purchasers, free and clear of any and all Liens;
          (c) no Legal Proceedings shall have been instituted or threatened or claim or demand made against either of the Selling Stockholders or either the Purchasers seeking to restrain or prohibit or to obtain substantial damages with respect to the consummation of the transactions contemplated hereby, and there shall not be in effect any Order by a governmental body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;
          (d) Redback shall have, at its sole expense, filed and caused to be declared effective an S-3 Registration Statement (the “S-3 Registration Statement”) registering the sale of the Shares;
          (e) the Purchasers shall have determined that the Rights Agreement, dated as of June 12, 2001, as amended on May 21, 2002, October 2, 2003 and January 5, 2004, between

           Redback, and US Stock Transfer Corporation, as Rights Agent does not limit the ability of the parties hereto to consummate the Closing;
          (f) the Board of Directors of Redback shall have approved the transactions contemplated by this agreement and shall have taken irrevocable action sufficient to render inapplicable to the transactions contemplated hereby the restrictions on “business combinations” (as defined in Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”)) as set forth in Section 203 of the DGCL; and
          (g) Legal counsel to the Selling Stockholders reasonably satisfactory to the Purchasers shall have delivered to the Purchasers an opinion covering Selling Stockholders’ representations set forth in 4.3 and 4.4.
     6.2 Conditions Precedent to Obligations of the Selling Stockholders. The obligations of the Selling Stockholders to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by the Selling Stockholders in whole or in part to the extent permitted by applicable law):
          (a) all representations and warranties of the Purchasers contained herein shall be true and correct at and as of the Closing Date with the same effect as though those representations and warranties had been made again at and as of that date;
          (b) no Legal Proceedings shall have been instituted or threatened or claim or demand made against either of the Selling Stockholders or either of the Purchasers seeking to restrain or prohibit or to obtain substantial damages with respect to the consummation of the transactions contemplated hereby, and there shall not be in effect any Order by a governmental body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; and
          (c) the Purchase Price shall have been paid to the Selling Stockholders.
ARTICLE VII
INDEMNIFICATION
     7.1 Indemnification. Subject to Section 8.2 hereof, the Selling Stockholders hereby agree to jointly and severally indemnify and hold the Purchasers and their respective directors, officers, employees, Affiliates, agents, successors and assigns (collectively, the “Purchaser Indemnified Parties”) harmless from and against any and all losses, liabilities, obligations, damages, costs and expenses based upon, attributable to or resulting from the failure of any representation or warranty of the Selling Stockholders set forth in Section 4 hereof, or any representation or warranty of Selling Stockholders contained in any certificate, agreement or other instrument delivered by or on behalf of the Selling Stockholders pursuant to this Agreement, to be true and correct in all respects as of the date made.
     7.2 Transfer Taxes. The Selling Stockholders shall be liable for and shall pay (and shall indemnify and hold harmless Purchasers against) all sales, use, stamp, documentary, filing,

recording, transfer or similar fees or taxes or governmental charges as levied by any taxing authority or governmental agency in connection with the transactions contemplated by this Agreement (other than taxes measured by or with respect to income imposed on the Selling Stockholder or on Purchaser or its Affiliates). Each of the Selling Stockholder hereby agree to file all necessary documents (including, but not limited to, all tax returns) with respect to all such amounts in a timely manner.
ARTICLE VIII
MISCELLANEOUS
     8.1 Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings specified in this Section 8.1:
          “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.
          “Business Day” means any day of the year on which national banking institutions in New York are open to the public for conducting business and are not required or authorized to close.
          “Closing Date” shall have the meaning ascribed to such term in Section 3.1 hereof.
          “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
          “Law” means any federal, state, local or foreign law (including common law), statute, code, ordinance, rule, regulation or other requirement.
          “Legal Proceeding” means any judicial, administrative or arbitral actions, suits, proceedings (public or private), claims or governmental proceedings.
          “Lien” means any lien, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude, transfer restriction under any shareholder or similar agreement, encumbrance or any other restriction or limitation whatsoever.
          “Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award.
          “Permits” means any approvals, authorizations, consents, licenses, permits or certificates.

          “Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.
     8.2 Survival of Representations and Warranties. The parties hereto hereby agree that the representations and warranties contained in this Agreement or in any certificate, document or instrument delivered in connection herewith, shall survive the execution and delivery of this Agreement, and the Closing hereunder, regardless of any investigation made by the parties hereto.
     8.3 Expenses. Except as otherwise provided in this Agreement, the Selling Stockholders and the Purchasers shall each bear their own respective expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.
     8.4 Specific Performance. Each of the Selling Stockholders acknowledges and agrees that the breach of this Agreement would cause irreparable damage to the Purchasers and that the Purchasers will not have an adequate remedy at law. Therefore, the obligations of each of the Selling Stockholders under this Agreement, including, without limitation, such Selling Stockholder’s obligation to sell the Shares to the Purchasers, shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise.
     8.5 Further Assurances. Each of the Selling Stockholders and each of the Purchasers agrees to execute and deliver such other documents or agreements and to take such other action as may be reasonably necessary or desirable for the implementation of this Agreement and the consummation of the transactions contemplated hereby.
     8.6 Entire Agreement; Amendments and Waivers. This Agreement (including the schedules and exhibits hereto) represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.

     8.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflict of law provisions thereof.
     8.8 Submission to Jurisdiction, Etc. Each Selling Stockholder hereby submits to the non-exclusive jurisdiction of the U.S. federal and New York state courts in the Borough of Manhattan, The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any lawsuit, action or other proceeding in such courts, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such lawsuit, action or other proceeding brought in any such court has been brought in an inconvenient forum. Each Selling Stockholder irrevocably appoints Quattro Global Capital, LLC, 546 Fifth Avenue, 19th Floor, New York, NY 10036, as its authorized agent in the Borough of Manhattan, The City of New York, New York upon which process may be served in any such suit or proceeding, and agrees that service of process upon such agent, and written notice of said service to such Selling Stockholder by the person serving the same to the address provided in Section 8.9 shall be deemed in every respect effective service of process upon such Selling Stockholder in any such suit or proceeding. Each Selling Stockholder further agrees to take any and all actions as may be necessary to maintain such designation and appointment of such agent or any replacement agent in full force and effect for a period of seven years from the date of this Agreement.
     8.9 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally or mailed by certified mail, return receipt requested, to the parties (and shall also be transmitted by facsimile to the Persons receiving copies thereof) at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):
          If to any Selling Stockholder, to:
Quattro Global Capital, LLC
546 Fifth Avenue
19th Floor
New York, NY 10036
Attn: Andrew Kaplan
Tel: (212) 201-8780
Fax: (212) 201-8777
          With a copy to:
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, TX 75201
Attn: Eliot D. Raffkind
Tel: (214) 969-4667
Fax: (214) 969-4343
          If to any Purchaser, to:

Technology Crossover Ventures
528 Ramona Street
Palo Alto, CA 94301
Attn: John L. Drew
Tel: (650) 614-8200
Fax: 650) 614-8222
          With a copy to:
Technology Crossover Ventures
56 Main Street, Suite 210
Millburn, NJ 07041
Attn: Robert C. Bensky
Tel: (973) 467-5320
Fax: (973) 467-5323
          With a copy to:
Weil, Gotshal & Manges LLP
100 Federal Street, 34th Floor
Boston, MA 02110
Attn: James Westra, Esq.
Tel: (617) 772-8377
Fax: (617) 772-8333
     8.10 Severability. If any provision of this Agreement is invalid or unenforceable, the balance of this Agreement shall remain in effect.
     8.11 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement except as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by any of the Selling Stockholders or any of the Purchasers (by operation of law or otherwise) without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void; provided, however, that either of the Purchasers may assign this Agreement and any or all rights or obligations hereunder (including, without limitation, such Purchaser’s rights to purchase the Shares and such Purchaser’s rights to seek indemnification hereunder) to any Affiliate of such Purchaser. Upon any such permitted assignment, the references in this Agreement to a Purchaser shall also apply to any such assignee unless the context otherwise requires.
     8.12 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.
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     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

SELLING STOCKHOLDERS:
ALTA PARTNERS LTD.

a Bermuda company
By: Quattro Global Capital, LLC,
Its: Investment Manager

By:	/s/ Andrew Kaplan

Name: Andrew Kaplan
Title: Principal

ALTA PARTNERS DISCOUNT CONVERTIBLE ARBITRAGE LTD.
a Bermuda company
By: Quattro Global Capital, LLC,
Its: Investment Manager

By:	/s/ Andrew Kaplan

Name: Andrew Kaplan
Title: Principal

PURCHASERS:
TCV IV, L.P.
a Delaware Limited Partnership
By: Technology Crossover Management IV, L.L.C.,
Its: General Partner

By:	/s/ Robert C. Bensky

Name: Robert C. Bensky
Title: Attorney in Fact

TCV IV Strategic Partners, L.P.
a Delaware Limited Partnership
By: Technology Crossover Management IV, L.L.C.,
Its: General Partner

By:	/s/ Robert C. Bensky

Name: Robert C. Bensky
Title: Attorney in Fact

SCHEDULE 1.1
Ownership of Shares

		Aggregate
	Number	Purchase
Selling Stockholder	of Shares	Price
Alta Partners Ltd.	1,696,200	$36,892,350
Alta Partners Discount Convertible Arbitrage Ltd.	231,300	$5,030,775
Total	1,927,500	$41,923,125
Ownership of Shares

		Aggregate
	Number	Purchase
Purchaser	of Shares	Price
TCV IV, L.P.	1,858,210	$40,416,067.50
TCV IV Strategic Partners, L.P.	69,290	$1,507,057.50
Total	1,927,500	$41,923,125.00

2

Exhibit 10
Execution Copy
AMENDMENT TO STOCK PURCHASE AGREEMENT
     This Amendment to that certain Stock Purchase Agreement, dated as of May 9, 2006 (the “Agreement”), by and between TCV IV, L.P. and TCV IV Strategic Partners, L.P., each a Delaware limited partnership, (the “Purchasers”) and Alta Partners Ltd. and Alta Partners Discount Convertible Arbitrage Ltd., each a company organized under the laws of the British Virgin Islands, (the “Alta BVI Parties”) is dated and entered into as of May 10, 2006, by and among the Purchasers, the Alta BVI Parties, Alta Partners Holdings, LDC, a Cayman Islands limited duration company and Alta Partners Discount Convertible Arbitrage Holdings, Ltd., a British Virgin Islands international business company (together with Alta Partners Holdings, LDC, the “Actual Selling Stockholders”).
     WHEREAS, the Agreement states that the Alta BVI Parties are Bermuda companies, but the Alta BVI Parties are actually companies organized under the laws of the British Virgin Islands;
     WHEREAS, pursuant to the Agreement, the Purchasers have agreed, subject to certain conditions, to purchase 1,927,500 shares of Common Stock, $0.0001 par value per share (the “Shares”) of Redback Networks Inc., a Delaware corporation;
     WHEREAS, the Alta BVI Parties represent in the Agreement that the Alta BVI Parties own the Shares;
WHEREAS, the Shares are actually owned by the Actual Selling Stockholders; and
     WHEREAS, the Purchasers, the Alta BVI Parties and the Actual Selling Stockholders desire to have the Actual Selling Stockholders take the place of the Alta BVI Parties in the Agreement.
     NOW, THEREFORE, in accordance with Section 8.6 of the Agreement and in consideration of the mutual covenants and promises herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
     1. The Actual Selling Stockholders shall take the place of the Alta BVI Parties in the Agreement as if the Actual Selling Stockholders were originally party to the Agreement and the Alta BVI Parties were never party to the Agreement. The Alta BVI Parties shall be relieved of all obligations under the Agreement.
     2. The preamble to the Agreement is deleted in its entirety and replaced with the following:

PURCHASE AGREEMENT, dated as of May 9, 2006 (the “Agreement”), by and between TCV IV, L.P. and TCV IV Strategic Partners, L.P., each a Delaware limited partnership, (the “Purchasers”) and Alta Partners Holdings, LDC, a Cayman Islands limited duration company and Alta Partners Discount Convertible Arbitrage Holdings, Ltd., a British Virgin Islands international business company, (the “Selling Stockholders”).
     3. Each reference in the Agreement, including in the Schedule 1.1 to the Agreement, to “Alta Partners Ltd.” shall be a reference to “Alta Partners Holdings, LDC.”
     4. Each reference in the Agreement, including in the Schedule 1.1 to the Agreement, to “Alta Partners Discount Convertible Arbitrage Ltd.” shall be a reference to “Alta Partners Discount Convertible Arbitrage Holdings, Ltd.”
     5. Binding. The provisions of this Amendment shall be binding on and shall inure to the benefit of the parties hereto and their respective successors and assigns.
     6. Effectiveness; Effective Date. Except to the extent specifically set forth herein, all other terms and provisions of the Agreement shall remain in full force and effect without change. This Amendment shall be effective as of the date first set forth above.
     7. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflict of law provisions thereof.
     8. Counterparts. This Amendment may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Amendment and all of which, when taken together, will be deemed to constitute one and the same agreement.
[The Rest of This Page Intentionally Left Blank]

2

     IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment to Stock Purchase Agreement as of the day and year first above written.

ALTA PARTNERS LTD.
By:	Hamilton Fiduciary Services Limited
Its:	Liquidator

By:	/s/Carolynn D. Hiron

	Name:	Carolynn D. Hiron
	Title:	Authorised Signatory

ALTA PARTNERS DISCOUNT CONVERTIBLE ARBITRAGE LTD.
By:	Hamilton Fiduciary Services Limited
Its:	Liquidator

By:	/s/ Carolynn D. Hiron

	Name:	Carolynn D. Hiron
	Title:	Authorised Signatory

ALTA PARTNERS HOLDINGS, LDC
By:	Quattro Global Capital, LLC,
Its:	Investment Manager

By:	/s/Andrew Kaplan

	Name:	Andrew Kaplan
	Title:	Principal

ALTA PARTNERS DISCOUNT CONVERTIBLE ARBITRAGE HOLDINGS, LTD.
By:	Quattro Global Capital, LLC,
Its:	Investment Manager

By:	/s/Andrew Kaplan

	Name:	Andrew Kaplan
	Title:	Principal
SIGNATURE PAGE TO AMENDMENT TO STOCK PURCHASE AGREEMENT

TCV IV, L.P.
a Delaware Limited Partnership
By:	Technology Crossover Management IV, L.L.C.,
Its:	General Partner

By:	/s/ Robert C. Bensky

	Name:	Robert C. Bensky
	Title:	Attorney in Fact

TCV IV Strategic Partners, L.P.
a Delaware Limited Partnership
By:	Technology Crossover Management IV, L.L.C.,
Its:	General Partner

By:	/s/ Robert C. Bensky

	Name:	Robert C. Bensky
	Title:	Attorney in Fact
SIGNATURE PAGE TO AMENDMENT TO STOCK PURCHASE AGREEMENT